September 14, 2020

BY EDGAR

Ms. Sherry Haywood

Office of Manufacturing and Construction

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Re:	Pactiv Evergreen Inc.
Registration Statement Filed on Form S-1
File No. 333-248250

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between September 8, 2020 and the date hereof, the number of Preliminary Prospectuses dated September 8, 2020 which were furnished to 14 prospective underwriters and distributed to underwriters, institutional investors, individuals, dealers, brokers and others was approximately 1,000.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m., Eastern time, on September 16, 2020 or as soon thereafter as practicable.

[Signature Pages Follow]

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC
CITIGROUP GLOBAL MARKETS INC.

As Representatives of the several Underwriters

CREDIT SUISSE SECURITIES (USA) LLC

/s/ Peter Were
Name: Peter Were Title: Managing Director

[Signature Page to Underwriters’ Acceleration Request]

CITIGROUP GLOBAL MARKETS INC.

/s/ Ben DiFabio
Name: Ben DiFabio
Title: Managing Director

[Signature Page to Underwriters’ Acceleration Request]